Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2021

As of August 10, 2021

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI, NYSE: FSM, Frankfurt: F4S) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2021 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 10, 2021. This discussion covers the three and six months ended June 30, 2021 (“Q2 2021” or the “Quarter” or “YTD”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted. References to C$ are Canadian dollars.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the SEC as set out in the cautionary note on page 42 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2020 dated March 29, 2021 and its Management Information Circular dated May 26, 2021, which are filed on SEDAR and EDGAR.

This MD&A use certain Non-IFRS financial measures such as: production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce sold; all-in cash cost per payable ounce sold; free cash flow and free cash flow from ongoing operations; adjusted net income; and adjusted EBITDA which have no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 19 of this MD&A.

Fortuna Silver Mines Inc	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

CONTENTS

Business Overview	2
Highlights	3
Full Year 2021 Updated Consolidated Guidance	7
Financial Results	8
Results of Operations	11
Quarterly Information	14
Liquidity and Capital Resources	16
Financial Instruments	17
Share Position & Outstanding Options & Equity Based Share Units	18
Related Party Transactions	18
Non-IFRS Financial Measures	19
Amendments to Accounting Standards That Have Been Issued	26
Risks and Uncertainties	27
Critical Accounting Estimates and Judgements	36
Controls and Procedures	39
Cautionary Statement on Forward-Looking Statements	39
Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources	43

Fortuna | 1

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations in Argentina, Burkina Faso, Côte D’Ivoire, Mexico and Peru. The Company produces silver and gold and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Yaramoko mine in south western Burkina Faso and is completing the ramp up in production of the open pit Lindero gold mine (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.

CORPORATE DEVELOPMENTS

On July 2, 2021, Fortuna and Roxgold Inc. (“Roxgold”) completed the previously announced business combination between Fortuna and Roxgold (the "Transaction"). Roxgold’s principal assets are the producing Yaramoko mine in Burkina Faso, the Séguéla development project in Côte D’Ivoire, and the Boussoura exploration property in Burkina Faso.

The Transaction was completed by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) pursuant to the arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021. Under the terms of the Transaction, Fortuna acquired all the issued and outstanding common shares ("Roxgold Shares") of Roxgold in exchange for 0.283 of a common share of Fortuna (a "Fortuna Share") and C$0.001 in cash for each Roxgold Share held. Subsequent to the share issuance Fortuna and former Roxgold shareholders owned 63.6% and 36.4%, respectively, of the combined entity. Upon completion of the transaction, Roxgold became a wholly-owned subsidiary of Fortuna.

The Transaction was approved by Roxgold shareholders at a special shareholder meeting held on June 28, 2021 and the issuance of Fortuna Shares under the terms of the Transaction was approved by Fortuna shareholders at Fortuna's annual and special meeting held on June 28, 2021. Following the shareholder meetings, the British Columbia Supreme Court granted a final order on June 30, 2021 approving the Arrangement.

As the transaction closed on July 2, 2021, the initial allocation of the purchase price to the assets acquired and liabilities assumed is not complete. The main areas under consideration are the fair values attributable to the assets acquired and liabilities assumed. The Company will disclose a preliminary purchase price allocation in the third quarter 2021 interim condensed consolidated financial statements. For the three and six months ended June 30, 2021, transaction costs in the form of advisory, legal and other professional fees of $3.5 million, were expensed as incurred and included in the interim Condensed Consolidated Income (Loss) Statements.

Fortuna | 2

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2021

Financial

•	Record sales of $120.5 million, an increase of 171% from the $44.5 million reported in the same period in 2020 (“Q2 2020”), due to higher gold and silver sales volumes and higher realized prices for all metals, and sales from the Lindero mine of $34.2 million

•	Mine operating income of $48.5 million, an increase of $34.7 million from the $13.8 million reported in Q2 2020

•	Operating income of $35.9 million, an increase of $37.2 million from the $1.3 million operating loss reported in Q2 2020

•	Net income of $16.2 million or $0.09 per share, an increase of $21.9 million and $0.12 per share, from the $5.7 million net loss or $0.03 loss per share reported in Q2 2020

•	Adjusted net income[1] of $21.5 million, compared to $5.1 million net loss in Q2 2020

•	Adjusted EBITDA[1] of $54.9 million compared to $9.4 million reported in Q2 2020

•	Free cash flow from ongoing operations[1] of $18.5 million compared to $0.2 million reported in Q2 2020

•	As at June 30, 2021, the Company had cash and cash equivalents of $121.8 million a decrease of $10.1 million from December 31, 2020

Operating

•	Silver production of 1,892,822 ounces, an increase of 49% over Q2 2020

•	Gold production of 31,048 ounces, an increase of 337% over Q2 2020

•	Lead production of 8,143,876 pounds, an increase of 20% over Q2 2020

•	Zinc production of 11,763,866 pounds, an increase of 7% over Q2 2020

COVID-19

The Company is managing the necessary country-by-country restrictions related to the prevention of the spread of COVID-19 in order to assist in the protection of those most vulnerable. In 2021, the Company has experienced an increase in COVID-19 cases in Argentina and Peru which has affected operations at the Lindero Mine and the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of this MD&A, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

During the three and six months ended June 30, 2021, Argentina suffered a surge of COVID-19 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero. The COVID-19 infection rate at Lindero increased during the three months ended June 30, 2021 and had a significant impact on the operations, with 163 personnel testing positive, representing 18 percent of the workforce. The Company intermittently suspended operations voluntarily for a total of 16 days during the second quarter of 2021. As of the date of this MD&A, travel restrictions remain in place, although the national daily infection rates are receding, with the July infection rate peaking of 21,590 cases per day and 56 positive cases noted at Lindero in July.

1 Refer to Non-IFRS Financial Measures

Fortuna | 3

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects. Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Until the number of cases and death rate starts to flatten and decline, there is no certainty that the governments of countries in which the Company operates will not mandate another round of extreme measures, including the suspension of business activities, which could include mining. Outbreaks of COVID-19 in areas where the Company operates or further restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Further suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

Health & Safety

The Company had nine lost-time injuries during the three months ended June 30, 2021, with over two million hours worked. The Company’s rolling 12-month lost time injury frequency rate at the end of the quarter was 3.82 lost time injuries per million hours worked, which is higher than the target for 2021 of 1.50. The Company’s total recordable injury frequency rate, which is a measure of all injuries that require the attention of medically trained personnel, is 5.94 lost time injuries per million hours worked for the three months ended June 30, 2021 (rolling 12-month average) and is higher than the 2021 target of 4.80. The lost time injury frequency rate is an area of continued focus for the Company.

The COVID-19 pandemic has continued to present additional health and safety challenges. The Company took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. The Company continues with routine COVID-19 testing at all of its mine sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. Vaccination programs are underway in all of the countries in which the Company operates; the Company is providing vaccine information to its workforce with the objective of reducing barriers to vaccination and maximizing the number of workers that receive the vaccine.

Environment

There were a total of 21 minor environmental incidents internally reported during the three months ended June 30, 2021, none of which were considered to have a significant impact. To improve the protection of fauna at the San Jose mine, additional warning signs have been put up on roads to bring awareness to the presence of fauna, and as a preventive measure, management is evaluating the installation of further lighting at critical road junctions with greater exposure to fauna.

Community Engagement

The Company seeks to maintain good constructive relations with the communities where it operates, based on dialogue, transparency, and respect, and to be a catalyst for social development. At each of the Company’s operations, it maintains open and ongoing channels of communication with the people in the communities within its direct and indirect areas of influence. The Company has established mechanisms at each operation for addressing complaints or grievances with local and other stakeholders. The Company also takes part in consultations and participatory meetings to identify and prioritize community development needs.

Since the COVID-19 pandemic, the Company has adapted its community engagement and investment programs at all of its operations. It has developed strategies to share health and safety protocols adopted by its sites with local authorities and communities. During 2021, community activities such as site visits and participatory monitoring were suspended or restricted due to the pandemic, and were only held subject to compliance with safety protocols such as the participation of fewer people and maintaining social distancing.

Fortuna | 4

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The Company has modified some of its social investment programs to take into account the “new normal” way of working with COVID-19 restrictions in place, and has collaborated to identify new ways to support both the health and economic wellbeing of the local communities. Minera Bateas signed a support agreement with its local Micro Health Network to carry out a house-to-house vaccination campaign for local people considering that many of them live in places which are difficult to access. Through this campaign, the operations plan to donate medical equipment and supplies. Minera Cuzcatlan has contributed funding toward medical services (doctors and paramedics), maintenance of ambulances, donated emergency food, and cleaning and medical supplies to local health centers in Mexico, and has provided access to COVID-19 testing. Minera Mansfield has signed a support agreement with the municipality of Tolar Grande to expand and remodel its health center, and to provide the center with oxygen, masks, medical equipment, disinfectant, food, COVID-19 tests, and an ultrasound scanner.

Environmental, Social & Governance Reporting

The Company has conducted a detailed assessment of climate-related risks and opportunities related to its operations and is developing a climate strategy plan to focus on the areas that represent the greatest value to our stakeholders and business. The Company plans to develop action plans to mitigate risks and capture opportunities, enhance the integration of climate-related topics into risk management processes, set climate-related targets, and increase transparency through disclosure aligned with the Task Force on Climate-related Financial Disclosures.

The Company released its 2020 Sustainability Report on April 12, 2021 which is available on its website at www.fortunasilver.com. The report discloses the Company’s sustainability performance, and includes an assessment of its climate change risks, using the guidelines provided by the Global Reporting Initiative Standards: Core option and the Sustainability Accounting Standards Board Metals and Mining Standard. In addition , for the first time the report includes disclosure to align its climate change performance with the Task Force on Climate-related Financial Disclosures.

Also, this year the Company reported through the Carbon Disclosure Project’s Climate Change and Water Security questionnaires. The objective is to be proactively ahead of regulatory and policy changes, identify and tackle growing risks, and finding new opportunities for action.

The Company is developing a work plan to redefine its corporate commitments and targets after the expansion into West Africa through the completion of the business combination with Roxgold.

Fortuna | 5

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2021 are presented below:

	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Operating Highlights
Silver
Metal produced (oz)	1,892,822	1,273,922	49%	3,806,577	3,093,234	23%
Metal sold (oz)	1,899,727	1,300,327	46%	3,803,596	3,106,358	22%
Realized price ($/oz)	26.85	17.03	58%	26.51	16.58	60%
Gold
Metal produced (oz)	31,048	7,099	337%	65,603	17,200	281%
Metal sold (oz)	30,602	7,179	326%	63,852	17,385	267%
Realized price ($/oz)	1,812	1,727	5%	1,787	1,636	9%
Lead
Metal produced (000's lbs)	8,144	6,777	20%	16,325	14,499	13%
Metal sold (000's lbs)	8,497	7,696	10%	16,495	14,312	15%
Zinc
Metal produced (000's lbs)	11,764	10,977	7%	23,733	22,797	4%
Metal sold (000's lbs)	11,755	11,859	(1%)	24,021	22,371	7%
Financial Highlights
Sales	120.5	44.5	171%	238.3	92.0	159%
Mine operating income	48.5	13.8	251%	99.8	21.2	371%
Operating income	35.9	(1.3)	2,862%	76.2	0.5	15,140%
Net income (loss)	16.2	(5.7)	384%	42.6	(10.2)	518%
Earnings (loss) per share - basic	0.09	(0.03)	364%	0.23	(0.06)	476%

Adjusted net income (loss)[1]	21.5	(5.1)	522%	49.0	(7.3)	771%
Adjusted EBITDA[1]	54.9	9.4	484%	115.7	25.4	356%
Net cash provided by operating activities	29.5	0.8	3,588%	50.7	4.5	1,027%
Free cash flow from ongoing operations[1]	18.5	0.2	10,696%	35.8	14.3	151%
Capex
Sustaining	13.0	2.1	519%	21.0	5.6	275%
Non-sustaining	0.7	0.1	600%	1.0	0.2	416%
Lindero	1.4	4.9	(71%)	4.0	26.3	(85%)
Brownfields	3.4	0.3	1,033%	5.9	1.8	230%

As at	Jun 30, 2021	Dec 31, 2020	% Change
Cash and cash equivalents	121.8	131.9	(8%)
Total assets	1,083.2	1,055.3	3%
Debt	159.5	158.6	1%
Shareholders' equity	770.5	725.8	6%

1 Refer to Non-IFRS financial measures

Fortuna | 6

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

FULL YEAR 2021 UPDATED CONSOLIDATED PRODUCTION AND AISC GUIDANCE

Following the completion of the business combination with Roxgold Inc. on July 2, 2021 (refer to news release dated July 2, 2021, “Fortuna and Roxgold complete combination to create a global premier growth oriented intermediate gold and silver producer”), the Company has updated its consolidated silver and gold production and cost guidance for 2021 (refer to news release dated January 19, 2021, “Fortuna reports 2020 full year production of 11.3 million silver equivalent ounces and issues 2021 guidance”) .

Updated Guidance Highlights

•	Consolidated silver and gold production of 6.8 to 7.6 million ounces and 194 to 223 thousand ounces, respectively for 2021, or 283 to 323 thousand gold equivalent[1] ounces, representing a year over year increase of 90 to 116 percent

•	Gold production at the Yaramoko Mine in Burkina Faso for the second half 2021 contributes to the Company´s full year guidance, representing 30 to 32 percent of the updated guidance

•	Séguéla gold Project construction decision expected during the third quarter of 2021

•	Due to direct and indirect COVID-19 related disruptions experienced in Argentina, Lindero has reduced its gold production guidance by 31 to 36 percent

Silver and gold production guidance

The Company’s updated production and cost guidance set out below for 2021 assumes that operations will continue for the remainder of the year without any major interruptions related to COVID-19.

	Silver		Gold
	Original Guidance	Updated Guidance	Original Guidance	Updated Guidance
Mine	(Moz)	(Moz)	(koz)	(koz)
San Jose, Mexico	5.8 - 6.5	5.8 - 6.5	38 - 42	38 - 42
Caylloma, Peru	1.0 - 1.1	1.0 - 1.1	-	4 - 5
Lindero, Argentina	-	-	140 - 160	90 - 110
Yaramoko[2], Burkina Faso	-	-	-	62 - 66
Consolidated Total	6.8 - 7.6	6.8 - 7.6	178 - 202	194 - 223

AISC3,4 guidance

	Silver		Gold
	Original Guidance	Updated Guidance	Original Guidance	Updated Guidance
Mine	(US$/oz Ag Eq)	(US$/oz Ag Eq)	(US$/oz Au)	(US$/oz Au)
San Jose, Mexico	12.2 - 14.5	12.2 - 14.5	-	-
Caylloma, Peru	19.4 - 23.0	19.4 - 23.0	-	-
Lindero, Argentina	-	-	730 - 860	1,010 - 1,190
Yaramoko, Burkina Faso	-	-	-	990 - 1,150

Notes: 1. Silver and gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2. The Yaramoko Mine gold production and AISC guidance is for the second half of 2021
3. All-in sustaining cost (AISC) is a non-IFRS financial measure, refer to Forward-looking Statements regarding non-IFRS financial measure; AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,800/oz Au, US$22/oz Ag, US$1,900/t Pb, and US$2,300/t Zn
4. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12

Fortuna | 7

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

FINANCIAL RESULTS

Sales

	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Provisional sales $
Lindero	34.0	-	100%	70.9	-	100%
San Jose	59.0	27.4	116%	117.0	66.0	77%
Caylloma	26.0	13.6	92%	51.5	26.8	92%
Adjustments[1]	1.5	3.6	(58%)	(1.1)	(0.8)	31%
Total Sales $	120.5	44.5	171%	238.3	92.0	159%
Silver
Metal produced (oz)	1,892,822	1,273,922	49%	3,806,577	3,093,234	23%
Provisional sales (oz)	1,899,727	1,300,327	46%	3,803,596	3,106,358	22%
Provisional sales $	47.6	20.2	136%	94.0	47.2	99%
Realized price ($/oz)[2]	26.85	17.03	58%	26.51	16.58	60%
Net realized price ($/oz)[3]	25.07	15.56	61%	24.72	15.20	63%
Gold
Metal produced (oz)	31,048	7,099	337%	65,603	17,200	281%
Provisional sales (oz)	30,602	7,179	326%	63,852	17,385	267%
Provisional sales $	54.1	11.4	375%	111.3	26.7	317%
Realized price ($/oz)[2]	1,812	1,727	5%	1,787	1,636	9%
Net realized price ($/oz)[3]	1,769	1,586	12%	1,742	1,536	13%
Lead
Metal produced (000's lbs)	8,144	6,777	20%	16,325	14,499	13%
Provisional sales (000's lbs)	8,497	7,696	10%	16,495	14,312	15%
Provisional sales $	6.9	4.4	57%	13.2	8.8	50%
Realized price ($/lb)[2]	0.95	0.75	27%	0.94	0.80	18%
Net realized price ($/lb)[3]	0.81	0.57	42%	0.89	0.61	45%
Zinc
Metal produced (000's lbs)	11,764	10,977	7%	23,733	22,797	4%
Provisional sales (000's lbs)	11,755	11,859	(1%)	24,021	22,371	7%
Provisional sales $	10.4	4.9	112%	20.9	10.1	107%
Realized price ($/lb)[2]	1.33	0.89	49%	1.28	0.93	38%
Net realized price ($/lb)[3]	0.89	0.41	117%	0.87	0.45	93%

1 Adjustments consists of mark to market, final price and assay adjustments.

2 Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges.

3 Treatment charges are allocated to base metals at Caylloma and to gold at San Jose.

Sales for the three months ended June 30, 2021 were $120.5 million, an increase of 171% from the $44.5 million reported in Q2 2020. Lindero recognized adjusted sales of $34.2 million from 18,924 ounces of gold sold. San Jose reported adjusted sales of $60.3 million, an increase of 98% from the $30.5 million reported in Q2 2020 due to increases in the prices of silver and gold and a 58% and 52% increase in the volume of silver and gold ounces sold, respectively. Caylloma reported adjusted sales of $26.0 million, an 86% increase from the $14.0 million reported in Q2 2020 due to higher metal prices and a 10% increase in the volume of lead sold.

Sales for the six months ended June 30, 2021 were $238.3 million, an increase of 159% from the $92.0 million reported in the same period in 2020. Lindero recognized adjusted sales of $71.6 million from 40,229 ounces of gold sold. San Jose had adjusted sales of $115.7 million, an increase of 76% from the $65.8 million reported in the same period in 2020 due to higher metal prices and a 25% and 24% increase in the volume of silver and gold ounces sold, respectively. Caylloma had adjusted sales of $51.0 million, a 95% increase from the $26.2 million reported in the same period in 2020 due to higher metal prices and a 10%, 15%, and 7% increase in the volume of silver, lead, and zinc sold, respectively.

Fortuna | 8

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2021%[1]		2020%[1]		2021%[1]		2020%[1]
Operating income (loss)
Lindero	7.2	21%	(2.8)	0%	18.9	26%	(6.2)	0%
San Jose	24.6	41%	10.7	35%	49.1	42%	18.8	29%
Caylloma	8.8	34%	(1.2)	(8%)	16.9	33%	(2.9)	(11%)
Corporate	(4.7)		(8.0)		(8.7)		(9.2)
Total	35.9	30%	(1.3)	(3%)	76.2	32%	0.5	1%

Adjusted EBITDA[2]
Lindero	16.2	47%	(0.1)	0%	35.8	50%	(0.2)	0%
San Jose	31.9	53%	16.0	52%	65.2	56%	31.4	48%
Caylloma	11.2	43%	1.8	13%	23.1	45%	3.3	12%
Corporate	(4.4)		(8.3)		(8.4)		(9.1)
Total	54.9	46%	9.4	21%	115.7	49%	25.4	28%

1 As a Percentage of Sales

2 Refer to Non-IFRS Financial Measures

3 Figures may not add due to rounding

Operating income for the three months ended June 30, 2021 was $35.9 million, an increase of $37.2 million compared to Q2 2020. The increase was due primarily to higher mine operating income as realized prices of silver and gold were 58% and 5% higher, respectively, compared to Q2 2020, and Lindero’s contribution to operating income of $7.2 million.

At Lindero, operating income for the three months ended June 30, 2021 was $7.2 million, an increase of $10.0 million compared to Q2 2020. The mine achieved the first gold pour in October 2020, and subsequently has been generating operating income as the site continues to ramp up production. The majority of the Lindero mineral property, plant and equipment costs were depreciating from January 1, 2021; the primary assets not depreciating at June 30, 2021 were the tertiary-HPGR crusher, agglomeration plant, stacking system, and SART plant, which are expected to be placed into full service during the second half of 2021.

At San Jose, operating income for the three months ended June 30, 2021 was $24.6 million, an increase of $13.9 million compared to Q2 2020. The increase was due primarily to higher sales.

At Caylloma, operating income for the three months ended June 30, 2021 was $8.8 million, an increase of $10.0 million compared to Q2 2020. The increase was due primarily to higher sales.

Operating income for the six months ended June 30, 2021 was $76.2 million, an increase of $75.7 million compared to the same period in 2020. The increase was due primarily to higher mine operating income as realized prices of silver, gold, lead, and zinc were 60%, 9%, 18%, and 38% higher, respectively, compared to Q2 2020, and Lindero’s contribution to mine operating income of $18.9 million, offset partly by higher corporate costs incurred.

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Mine G&A	4.3	2.2	95%	8.6	4.7	83%
Corporate G&A	3.3	2.4	38%	7.5	4.6	63%
Share-based payments	1.0	5.6	(82%)	0.5	4.2	(88%)
Workers' participation	0.6	0.2	200%	1.1	0.5	120%
Total	9.2	10.4	(12%)	17.7	14.0	26%

General and administrative expenses for the three months ended June 30, 2021 were $9.2 million, a decrease of 12% compared to Q2 2020, due primarily to the $4.6 million decrease in share-based payments, offset partly by an increase in Mine G&A of $2.1 million, due primarily to $1.5 million of costs at the Lindero Mine, which was undergoing construction in Q2 2020.

Fortuna | 9

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

General and administrative expenses for the six months ended June 30, 2021 were $17.7 million, an increase of 26% compared to the same period in 2020. Mine G&A increased $3.9 million, due primarily to $2.7 million of costs at the Lindero mine, which was undergoing construction in Q2 2020. Corporate G&A increased $2.9 million, due primarily to increased corporate activities compared to the same period in 2020.

Foreign Exchange Loss

Foreign exchange loss for the three months ended June 30, 2021 was $2.0 million, a decrease of $0.6 million compared to Q2 2020. The decrease was due primarily to a less significant devaluation of the Argentine peso against the U.S. dollar and its impact on the Argentine peso denominated value added tax receivable.

Foreign exchange loss for the six months ended June 30, 2021 was $4.4 million, an increase of $0.6 million compared to the same period in 2020. The increase was due primarily to the prior year devaluation of the Mexican peso against the U.S. dollar and its impact on the Mexican peso denominated liability balances, offset partly by a less significant devaluation of the Argentine peso against the U.S. dollar and its impact on the Argentine peso denominated value added tax receivable.

Income Tax Expense

Income tax expense for the three months ended June 30, 2021 was $12.0 million, an increase of $5.8 million compared to Q2 2020. The increase was due primarily to higher pre-tax income from all three mine sites.

Income tax expense for the six months ended June 30, 2021 was $25.3 million, an increase of $12.0 million compared to the same period in 2020. The increase was due primarily to higher pre-tax income from all three mine sites.

The effective tax rate for the three months ended June 30, 2021 was 43% compared to 1,131% in Q2 2020. The decrease was due primarily to the higher pre-tax income from all three mine sites, and the reduced impact of foreign exchange fluctuations in Mexican pesos and Peruvian soles.

The effective tax rate for the six months ended June 30, 2021 was 37% compared to 422% reported for the same period in 2020. The decrease was due primarily to the higher pre-tax income from all three mine sites, and the reduced impact of foreign exchange fluctuations in Mexican pesos and Peruvian soles.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the effective tax rate will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 10

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

RESULTS OF OPERATIONS

Lindero Mine, Argentina

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes placed on the leach pad	1,477,000	-	3,607,000	-

Gold
Grade (g/t)	0.95	-	0.87	-
Production (oz)	19,521	-	41,853	-
Metal sold (oz)	18,924	-	40,213	-
Realized price ($/oz)	1,804	-	1,777	-

Unit Costs
Cash cost ($/oz Au)[1]	673	-	655	-
All-in sustaining cash cost ($/oz Au)[1]	1,214	-	1,130	-

Capital expenditures ($000's)
Sustaining	6,615	-	10,655	-
Brownfields	351	-	442	-

1 Refer to Non-IFRS Financial Measures

Quarterly Operating and Financial Highlights

Argentina suffered a surge of COVID-19 during the second quarter of 2021 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero.

The COVID-19 infection rate at Lindero increased during the second quarter of 2021 and had a significant impact on the operation´s performance as 163 personnel tested positive, representing 18 percent of the workforce. During the quarter, the company intermittently voluntarily suspended onsite operations for a total of 16 days which directly impacted ramp up progress and reduced the amount of ore delivered to the heap leach pad. Strict government mandated travel restrictions have led to disruptions in the hiring and movement of skilled personnel and delays in access to foreign vendor support, which resulted in higher mechanical downtime leading to lower tonnes of processed ore being delivered to the leach pad.

In the second quarter of 2021, a total of 1,477,000 tonnes of ore were placed on the leach pad averaging 0.95 g/t gold containing an estimated 44,889 ounces of gold. Total gold production for the quarter was 19,521 ounces, 73 percent of the plan, comprised of 18,726 ounces in doré and 794 ounces of gold-in-carbon (GIC) inventory.

Cash cost per gold ounce sold was $673, as the mine continues to ramp up production.

All-in sustaining cash costs per gold ounce sold was $1,214, in line with the Company’s original guidance for the first half of the year of between $1,130 and $1,335 per gold ounce sold, due primarily to the timing of sustaining capital expenditures.

The Company has worked to address ramp up challenges in the tertiary crushing-agglomeration-stacking circuit with the in-country arrival of specialist support which was delayed due to COVID-19 travel restrictions. The operation expects to complete the planned ADR plant expansion and achieve full production capacity early in the fourth quarter of 2021.

SART plant ramp up work resumed in June at a pregnant solution flow rate of 100 to 150 cubic meters per hour, 25 percent of design capacity, regarded as sufficient to manage soluble copper levels in the ADR plant at this time. The SART plant is expected to achieve design capacity of 400 cubic meters per hour during the second half of the year.

The Company´s updated gold production guidance range for Lindero for 2021 of between 90 and 110 thousand ounces reflects the direct and indirect impact of COVID-19 related challenges. These factors have been evaluated and their effect considered for the second half of the year (refer to news release dated July 19, 2021).

Fortuna | 11

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	269,565	160,151	529,368	406,977
Average tonnes milled per day	3,029	1,799	3,038	2,313

Silver
Grade (g/t)	205	220	211	217
Recovery (%)	92	91	91	91
Production (oz)	1,624,394	1,029,049	3,270,838	2,599,250
Metal sold (oz)	1,621,410	1,025,242	3,263,710	2,618,796
Realized price ($/oz)	26.90	17.28	26.53	16.56

Gold
Grade (g/t)	1.30	1.42	1.33	1.37
Recovery (%)	91	91	91	91
Production (oz)	10,266	6,654	20,567	16,284
Metal sold (oz)	10,212	6,703	20,499	16,480
Realized price ($/oz)	1,826	1,728	1,804	1,635

Unit Costs
Production cash cost ($/t)[2]	75.50	65.98	72.86	69.10
Production cash cost ($/oz Ag Eq)[1,2]	9.57	7.26	8.99	7.67
Net smelter return ($/t)	219.52	170.72	221.57	160.77
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	13.61	11.04	13.50	10.85

Capital expenditures ($000's)
Sustaining	3,985	1,170	5,972	2,743
Non-sustaining	757	122	1,031	–
Brownfields	2,154	194	3,890	1,500

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

Quarterly Operating and Financial Highlights

The San Jose Mine produced 1,624,394 ounces of silver and 10,266 ounces of gold during the three months ended June 30, 2021, which represents an increase of 58% and 54%, respectively, compared to Q2 2020. The increase was due primarily to 68% higher tonnes milled in the second quarter of 2021 compared to Q2 2020 which was impacted by the 54-day shutdown of operations from government mandated restrictions in response to COVID-19.

The production cash cost per tonne for the three months ended June 30, 2021 was $75.50, an increase from the $65.98 per tonne in Q2 2020 primarily due to a stronger US dollar compared to Q2 2020 and higher planned mining preparation activities during the current quarter.

The all-in sustaining cash cost of payable silver equivalent for the three months ended June 30, 2021 was $13.61 per ounce, an increase from the $11.04 per ounce in Q2 2020. The increase was due primarily to higher production cash costs as noted above, increases in sustaining and brownfields capital expenditures, and higher royalties, offset partly by higher silver equivalent sales.

Capital expenditures totaled $6.9 million for the three months ended June 30, 2021, an increase from the $1.5 million in Q2 2020. The increase was primarily due to COVID-19 during Q2 2020, whereby capital expenditures at the operations were significantly reduced.

Fortuna | 12

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	133,645	134,172	265,532	266,913
Average tonnes milled per day	1,536	1,525	1,517	1,500

Silver
Grade (g/t)	76	72	77	69
Recovery (%)	83	79	82	83
Production (oz)	268,428	244,873	535,739	493,984
Metal sold (oz)	275,652	275,085	534,963	487,562
Realized price ($/oz)	26.54	16.06	26.42	16.73

Lead
Grade (%)	3.09	2.77	3.15	2.86
Recovery (%)	90	83	89	86
Production (000's lbs)	8,144	6,777	16,325	14,499
Metal sold (000's lbs)	8,497	7,696	16,495	14,312
Realized price ($/lb)	0.95	0.75	0.94	0.80

Zinc
Grade (%)	4.58	4.29	4.64	4.43
Recovery (%)	87	87	87	87
Production (000's lbs)	11,764	10,977	23,733	22,797
Metal sold (000's lbs)	11,755	11,859	24,021	22,371
Realized price ($/lb)	1.33	0.89	1.28	0.93

Unit Costs
Production cash cost ($/t)[2]	91.15	74.92	89.59	77.86
Production cash cost ($/oz Ag Eq)[1,2]	14.54	13.85	14.12	13.84
Net smelter return ($/t)	189.10	91.17	192.70	102.12
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.45	15.34	18.48	16.16

Capital expenditures ($000's)
Sustaining	2,478	955	4,449	2,829
Brownfields	979	86	1,609	349

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 268,428 ounces of silver, 8.1 million pounds of lead and 11.8 million pounds of zinc during the three months ended June 30, 2021, an increase of 10%, 20%, and 7% compared to Q2 2020. The increased metal production was due to higher grades for all metals and higher recoveries for silver and lead. Gold production totaled 1,261 ounces with an average head grade of 0.42 g/t.

The production cash cost per tonne for the three months ended June 30, 2021 was $91.15, an increase from the $74.92 in Q2 2020. The increase was due primarily to Q2 2020 having lower costs than planned due to a shutdown of mining operations in April 2020 without any significant impact on tonnes processed during the quarter.

The all-in sustaining cash cost of silver equivalent payable for the three months ended June 30, 2021 was $18.45 per ounce, an increase from the $15.34 in Q2 2020. The increase was due primarily to higher production cash costs, increases in sustaining and brownfields capital expenditures, and higher royalties, offset partly by higher silver equivalent sales.

Capital expenditures totaled $3.5 million for the three months ended June 30, 2021, an increase from the $1.0 million in Q2 2020. The increase was primarily due to COVID-19 during Q2 2020, whereby capital expenditures were significantly reduced.

Fortuna | 13

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2021:

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Sales	120.5	117.8	103.5	83.4	44.5	47.5	69.0	61.3
Mine operating income	48.5	51.3	46.7	42.1	13.8	7.5	23.4	16.7
Operating income (loss)	35.9	40.4	28.2	28.5	(1.3)	1.8	9.0	(1.5)
Net income (loss)	16.2	26.4	18.6	13.1	(5.7)	(4.5)	19.0	(7.7)

Basic earnings (loss) per share	0.09	0.14	0.10	0.07	(0.03)	(0.03)	0.12	(0.05)
Diluted earnings (loss) per share	0.09	0.14	0.09	0.07	(0.03)	(0.03)	0.12	(0.05)

Total assets	1,083.2	1,069.1	1,055.3	987.8	959.4	957.7	936.1	871.5
Debt	159.5	159.0	158.6	133.1	132.6	187.1	146.5	109.4

Sales increased 2% in the second quarter of 2021 to $120.5 million compared to $117.8 million in the first quarter of 2021 due to favorable price and assay adjustments of $1.5 million compared to unfavorable adjustments of $2.5 million during the first quarter, higher sales at San Jose, which increased to $59.0 million from $58.0 million, higher sales at Caylloma, which increased to $26.0 million from $25.4 million, offset partly by lower sales at Lindero, which decreased to $34.0 million from $36.9 million. Mine operating income increased 6% in the second quarter of 2021 due primarily to San Jose, where operating income increased to $29.0 million from $26.6 million in the first quarter of 2021.

Sales increased 14% in the first quarter of 2021 to $117.8 million compared to $103.5 million in the fourth quarter of 2020 due primarily to higher sales at Lindero, which increased to $36.9 million from $20.3 million, and sales at Caylloma, which increased to $25.4 million from $22.2 million, offset partly by provisional pricing adjustments. Mine operating income increased 10% in the first quarter of 2021 due primarily to Lindero, which increased to $15.2 million from $10.2 million in the fourth quarter of 2020.

Sales increased 24% in the fourth quarter of 2020 to $103.5 million compared to $83.4 million in the third quarter of 2020 due primarily to the recognition of $20.3 million of gold sales and $10.1 million of cost of sales from commissioning activities at Lindero Mine. Sales at San Jose decreased $4.2 million to $60.5 million quarter-over-quarter due to lower volume of silver and gold sold while sales at Caylloma increased $3.9 million. Share-based payments increased 24% to $4.5 million as the result of a 23% increase in the Company’s share price which impacts the cash-settled share units. With construction of Lindero substantially complete, the Company ceased capitalization of interest at the end of November 2020 and expensed $0.7 million of borrowing costs. Net income increased $5.5 million to $18.6 million over the prior quarter.

Sales increased 87% in the third quarter of 2020 to $83.4 million compared to $44.5 million in the second quarter of 2020 due to increases in the prices of silver and gold and the resumption of operations at San Jose after a 54-day temporary suspension of the mine in the second quarter. Mine operating income more than tripled to $42.1 million despite a 21-day temporary suspension of Caylloma in July. The costs incurred during the suspension of operations totaled $0.9 million and are reported as care and maintenance costs. Income tax expense also increased $8.8 million over the second quarter to $15.0 million due primarily to higher pre-tax profit from San Jose, which impacted net income for the period.

Sales decreased 6% in the second quarter of 2020 to $44.5 million compared to $47.5 million in the first quarter of 2020. The primary reason for the decrease was the 54-day government mandated temporary suspension of San Jose as part of the Mexican Government’s response to curb the spread of COVID-19 which severely curtailed silver and gold production by 34% and 31% despite higher silver and gold prices. The net loss included $2.0 million of care and maintenance costs incurred during the 54-day suspension of San Jose and higher share-based payment expense, which were partially offset by $2.2 million of investment gains from cross-border bond trades.

Fortuna | 14

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Sales decreased 31% in the first quarter of 2020 to $47.5 million compared to $69.0 million in the fourth quarter of 2019. The decrease in sales was due primarily to the beginning of the COVID-19 pandemic in mid-March which severely impacted metal prices and combined with a planned change in mine sequencing at San Jose, caused lower grade material to be mined. This reduction in production resulted in a decrease in the volume of silver and gold ounces sold of 14% and 17%, respectively, and mine operating income decreased $15.9 million quarter-over-quarter. Partially offsetting the lower mine operating income were lower mine site and corporate administration costs and lower share-based payment expense as the Company’s share price declined in the quarter impacting the valuation of cash-settled share units.

Sales increased 13% in the fourth quarter of 2019 to $69.0 million compared to $61.3 million in the third quarter of 2019 due primarily to a 15% and 7% increase in the volume of silver and gold ounces sold, respectively. Cash mine operating costs at San Jose and Caylloma were 6% higher and 4% lower, respectively. Pre-tax income included $11.0 million of investment gains from cross-border securities trades.

Precious Metal Prices Trends

For the six months ended June 30, 2021, the sale of silver and gold ounces represent approximately 85% of the Company’s sales revenue while lead and zinc make up the remaining 15%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of silver and gold are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, the value of the U.S. dollar, interest rates and global economic and political issues. The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

The metal price environment for silver and gold has evolved during the COVID-19 pandemic. Since the start of 2021, the gold price has decreased from a high of $1,943 per ounce in January, to a low of $1,684 in March. Following the start of vaccinations against COVID-19 by many of the major industrialized countries in December of 2020 and continuing into 2021, the price of gold has retreated from the highs of $2,067 per ounce reached in August 2020.

Since the start of 2021, the silver price has remained relatively stable, opening the year at $26.50 per ounce, and trading within a range of $29.60 - $24.00 per ounce during the year.

Fortuna | 15

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $121.8 million at June 30, 2021, a decrease of $10.1 million since the beginning of the year. The decrease was due primarily to $50.7 million of net cash provided by operating activities, offset by $55.3 million of net cash used in investing activities, primarily expenditures on mineral properties, plant and equipment and a $35.3 million promissory note receivable that was provided to Roxgold in relation to the business combination that closed on July 2, 2021, and $4.6 million in financing activities related to payments of lease obligations.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-backed commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital at June 30, 2021 decreased $99.9 million during the six months to $51.7 million, due primarily to the reclassification of the $40.0 million non-revolving credit facility and the $80.0 million revolving credit facility, which both mature on January 26, 2022, to current, and a $10.1 million decrease in cash and cash equivalents, offset partly by a $17.4 million increase in inventories, a $6.0 million reduction in current income taxes payable, a $4.8 million reduction in trade and other payables, a $4.1 million increase in other current assets, and a $3.8 million increase on accounts and other receivables.

Capital Resources

As at June 30, 2021, the Company had fully drawn $40 million from its non-revolving credit facility and $80 million from its revolving credit facility (collectively, the “Credit Facility”). The revolving portion of the Credit Facility, which had temporarily increased from $80 million to $110 million, effective December 18, 2018, reverted back to a limit of $80 million as of December 31, 2020, which has been fully drawn. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on the Company’s Net Senior Secured Debt to EBITDA Ratio, as defined in the Credit Facility. The Credit Facility is secured by a first ranking lien on the assets of the San Jose Mine and Caylloma Mine as well as their holding companies.

As at	June 30, 2021	Dec 31, 2020	Change
Cash and cash equivalents	121.8	131.9	(10.1)
Credit facility	120.0	120.0	-
Total liquidity available	241.8	251.9	(10.1)
Amount drawn on credit facility	(120.0)	(120.0)	-
Net liquidity position	121.8	131.9	(10.1)

As at June 30, 2021, the Company was in compliance with its financial covenants. It is contemplated that during the third quarter of 2021, the Company’s existing credit facility will be replaced by a new credit facility in the increased amount of $200.0 million pursuant to an amended and restated credit agreement with the Company’s existing and new lenders

The full extent and impact of COVID-19 on the Company’s operations and financial condition continues to be difficult to ascertain until the duration of the outbreak, the severity of the virus and the ability to treat it can reasonably be predicted, and when the government of the countries which host our operations lift restrictions on business activities. In the event of an unexpectedly prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

Fortuna | 16

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund planned capital and exploration programs.

The Company has contingencies and capital commitments as described in Note 28 “Contingencies and Capital Commitments” in the Company’s condensed interim consolidated financial statements. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $32.6 million and an interest rate swap (notional amount of $40.0 million), forward metal sales, and forward fuel contracts asset totaling $1.6 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Fortuna | 17

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 291,425,621 common shares outstanding as at August 10, 2021, following the issuance of 106,106,224 shares to former Roxgold shareholders on July 2, 2021. In addition, there were 5,292,273 outstanding equity-settled share-based awards as follows:

Incentive stock options	1,390,883
Restricted share units	2,000,009
Performance share units	1,901,381
Total	5,292,273

On July 2, 2021, with a fair value of each unit of $5.59 (C$6.91), the Company granted 259,101 cash-settled restricted share units, and 259,101 share-settled performance share units. The units vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The equity-settled performance share units are only paid out if certain performance goals are met.

On July 2, 2021, the Company granted 6,512 deferred share units with a fair value of $5.59 (C$6.91) per unit, in connection with the appointment of a new non-executive director.

Upon completion of the Transaction with Roxgold on July 2, 2021, in accordance with the terms of the Arrangement, all Roxgold stock options and 2018, 2019 and 2020 RSUs and PSUs outstanding as at the effective time of the Arrangement continue to be subject to the respective Roxgold long-term incentive plans (including with respect to vesting and settlement), except that on settlement thereof the holder will receive 0.283 of a common share of Fortuna or the cash equivalent at the time of settlement. Accordingly, the Company may be required to issue up to 405,240 common shares upon the exercise of Roxgold stock options, up to 1,023,696 common shares upon the settlement of Roxgold PSUs, and up to 1,419,649 common shares upon the settlement of Roxgold RSUs.

An aggregate of 196,681 share-settled performance share units issued by the Company in 2019 and 936,911 share-settled performance share units issued by the Company in 2021 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at June 30, 2021 the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Subject to certain exceptions in connection with a change of control of the Company, the Debentures cannot be redeemed by the Company prior to October 31, 2022. Between November 1, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and six months ended June 30, 2021 and 2020:

Fortuna | 18

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

(a)   Purchase of Goods and Services

The Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Personnel costs	$-	$5	$1	$10
General and administrative expenses	-	24	4	116
	$-	$29	$5	$126

As at June 30, 2021, the Company had an outstanding balance payable to Gold Group Management Inc. of $nil (December 31, 2020 - $9 thousand). Amounts due to related parties are due on demand and are unsecured.

Effective February 2, 2021, Mr. Ridgway stepped down as a director and Chairman of the Board of Directors of the Company, and costs associated with the shared services agreement with Gold Group Management Inc. are no longer reported as a related party transaction.

(b)   Key Management Personnel

During the three and six months ended June 30, 2021 and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and benefits	1,899	1,108	3,796	1,582
Directors fees	153	202	311	373
Consulting fees	18	27	42	66
Share-based payments	965	5,178	581	3,912
	3,035	6,515	4,730	5,933

NON-IFRS FINANCIAL MEASURES

This MD&A refers to various Non-IFRS Financial Measures, including total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; free cash flow and free cashflow from ongoing operations; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-IFRS Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-IFRS Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented; in alignment with the World Gold Council (“WGC”) standard for all-in sustaining cash cost and all-in cash cost, the company has presented the cash cost figures on a sold ounce basis for all periods presented and excluded royalties that are under the scope of IAS 12 – Income Taxes, with the change from the previously presented figures being applied retrospectively to prior periods.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Fortuna | 19

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for the three and six months ended June 30, 2021 and 2020

Production cash cost per tonne and cash cost per payable ounce of silver equivalent sold are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-IFRS Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020:

		Three months ended June 30,		Six months ended June 30,
San Jose Mine		2021	2020	2021	2020
Cost of sales		31,363	16,427	60,071	43,714
Changes in concentrate inventory		65	286	94	(64)
Depletion and depreciation in concentrate inventory		(47)	(110)	(33)	5
Inventory adjustment		1	(118)	81	2
IFRS 16 embedded lease adjustment		57	4	101	10
Royalties and mining taxes		(1,384)	(749)	(2,727)	(1,639)
Workers participation		(1,646)	(803)	(3,355)	(2,089)
Depletion and depreciation		(8,056)	(4,371)	(15,660)	(11,818)
Cash cost	A	20,353	10,566	38,572	28,121
Total processed ore (tonnes)	B	269,565	160,151	529,368	406,977
Production cash cost per tonne ($/t)	=A/B	75.50	65.98	72.86	69.10
Cash cost	A	20,353	10,566	38,572	28,121
Changes in concentrate inventory		(65)	(286)	(94)	64
Depletion and depreciation in concentrate inventory		47	110	33	(5)
Inventory adjustment		(1)	118	(81)	(2)
Treatment charges		2,420	103	2,181	219
Refining charges		(1,392)	1,171	(378)	2,744
Cash cost applicable per payable ounce sold	C	21,362	11,782	40,233	31,141
Payable ounces of silver equivalent sold[1]	D	2,231,385	1,622,866	4,477,204	4,061,802
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	9.57	7.26	8.99	7.67
Mining cost per tonne		40.98	38.44	39.28	36.65
Milling cost per tonne		16.13	13.88	16.48	17.10
Indirect cost per tonne		12.64	7.72	11.66	8.62
Community relations cost per tonne		1.01	5.88	0.67	2.70
Distribution cost per tonne		4.74	0.06	4.77	4.03
Production cash cost per tonne ($/t)		75.50	65.98	72.86	69.10

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 67.9:1 (Q2 2020: 100:1) and for Q2 2021 YTD: silver to gold ratio of 68.0:1 (Q2 2020 YTD: 98.8:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

Fortuna | 20

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

		Three months ended June 30,		Six months ended June 30,
Caylloma Mine		2021	2020	2021	2020
Cost of sales		16,413	14,280	32,030	27,070
Changes in concentrate inventory		(294)	(1,538)	(229)	289
Depletion and depreciation in concentrate inventory		18	655	22	129
IFRS 16 embedded lease adjustment		645	491	1,293	1,059
Royalties and mining taxes		(62)	(153)	(89)	(319)
Provision for community support		-	27	-	99
Workers participation		(573)	192	(1,213)	172
Depletion and depreciation		(3,965)	(3,902)	(8,026)	(7,718)
Cash cost	A	12,182	10,052	23,788	20,781
Total processed ore (tonnes)	B	133,645	134,172	265,532	266,913
Production cash cost per tonne ($/t)	=A/B	91.15	74.92	89.59	77.86
Cash cost	A	12,182	10,052	23,788	20,781
Changes in concentrate inventory		294	1,538	229	(289)
Depletion and depreciation in concentrate inventory		(18)	(655)	(22)	(129)
Treatment charges		3,590	5,101	6,747	9,563
Refining charges		428	419	833	743
Cash cost applicable per payable ounce sold	C	16,476	16,455	31,575	30,669
Payable ounces of silver equivalent sold[1]	D	1,132,781	1,188,319	2,235,781	2,215,414
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	14.54	13.85	14.12	13.84
Mining cost per tonne		35.60	34.67	36.24	37.34
Milling cost per tonne		15.50	13.43	14.54	13.69
Indirect cost per tonne		30.95	19.45	30.26	19.87
Community relations cost per tonne		1.13	6.83	0.85	3.63
Distribution cost per tonne		7.97	0.54	7.70	3.33
Production cash cost per tonne ($/t)		91.15	74.92	89.59	77.86

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 68.1:1 (Q2 2020: 105.9:1) , silver to lead ratio of 1:27.9 pounds (Q2 2020:  1:21.3), and silver to zinc ratio of 1:20.0 pounds (Q2 2020:  1:18.1). YTD 2021: silver to gold ratio of 67.8:1 (Q2 2020 YTD: 98.5:1), silver to lead ratio of 1:28.2 pounds (Q2 2020 YTD: 1:20.9), and silver to zinc ratio of 1:20.6 pounds (Q2 2020 YTD: 1:17.9)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

Fortuna | 21

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Cash Cost per Ounce of Gold Sold

Cash cost per payable ounce of gold sold is a key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-IFRS Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following table presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020:

		Three months ended June 30,		Six months ended June 30,
Lindero Mine		2021	2020	2021	2020
Cost of sales		24,280	-	46,466	-
Changes in dore inventory		1,652		1,002	-
IFRS 16 embedded lease adjustment		538	-	1,056	-
Export duties		(2,582)	-	(5,382)	-
Depletion and depreciation		(9,175)	-	(15,420)	-
By product credits		(70)	-	(128)	-
Production cash cost	A	14,643	-	27,594	-
Changes in concentrate inventory		(1,652)		(1,002)	-
Realized gain in diesel hedge		(253)		(253)
Treatment charges		(10)	-	-	-
Cash cost applicable per gold ounce sold	A	12,728	-	26,339	-
Ounces of gold sold	B	18,924	-	40,213	-
Cash cost per ounce of gold sold ($/oz)	=A/B	673	-	655	-

Fortuna | 22

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the WGC.

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of selling silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce sold basis. Silver equivalent sold is calculated taking the total metal payable sales of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent sold.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce payable for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
San Jose Mine	2021	2020	2021	2020
Cash cost applicable	21,362	11,782	40,233	31,141
Royalties and mining taxes	(956)	749	2,727	1,639
Workers' participation	2,058	1,004	4,194	2,611
General and administrative expenses (operations)	1,771	1,444	3,446	2,865
Adjusted operating cash cost	24,235	14,979	50,600	38,256
Care and maintenance costs (impact of COVID-19)	-	1,568	-	1,568
Sustaining capital expenditures[3]	3,985	1,170	5,972	2,743
Brownfields exploration expenditures[3]	2,154	194	3,890	1,500
All-in sustaining cash cost	30,374	17,911	60,462	44,067
Non-sustaining capital expenditures[3]	757	122	1,031	249
All-in cash cost	31,131	18,033	61,493	44,316
Payable ounces of silver equivalent sold[1]	2,231,451	1,622,866	4,477,204	4,061,802
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	13.61	11.04	13.50	10.85
All-in cash cost per ounce of payable silver equivalent sold[2]	13.95	11.11	13.73	10.91

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 67.9:1 (Q2 2020: 100:1) and for Q2 2021 YTD: silver to gold ratio of 68.0:1 (Q2 2020 YTD: 98.8:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

3   Presented on a cash basis

Fortuna | 23

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

	Three months ended June 30,		Six months ended June 30,
Caylloma Mine	2021	2020	2021	2020
Cash cost applicable	16,476	16,455	31,575	30,669
Royalties and mining taxes	(599)	153	89	319
Workers' participation	685	(192)	1,421	(167)
General and administrative expenses (operations)	885	771	2,163	1,813
Adjusted operating cash cost	17,447	17,187	35,248	32,634
Sustaining capital expenditures[3]	2,478	955	4,450	2,829
Brownfields exploration expenditures[3]	979	86	1,609	349
All-in sustaining cash cost	20,904	18,228	41,307	35,812
All-in cash cost	20,904	18,228	41,307	35,812
Payable ounces of silver equivalent sold[1]	1,132,781	1,188,319	2,235,781	2,215,414
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.45	15.34	18.48	16.16
All-in cash cost per ounce of payable silver equivalent sold[2]	18.45	15.34	18.48	16.16

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 68.1:1 (Q2 2020: 105.9:1) , silver to lead ratio of 1:27.9 pounds (Q2 2020:  1:21.3), and silver to zinc ratio of 1:20.0 pounds (Q2 2020:  1:18.1). YTD 2021: silver to gold ratio of 67.8:1 (Q2 2020 YTD: 98.5:1), silver to lead ratio of 1:28.2 pounds (Q2 2020 YTD: 1:20.9), and silver to zinc ratio of 1:20.6 pounds (Q2 2020 YTD: 1:17.9)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

3  Presented on a cash basis

All-in Sustaining Cash Cost per Ounce of Gold Sold

The Company believes that “all-in-sustaining cash cost gold” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC”).

All-in-sustaining cash cost per ounce of gold sold is intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of selling gold from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included.

Fortuna | 24

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The following table shows a breakdown of the all-in sustaining cash cost per ounce of gold sold for the three and six months ended June 30, 2021:

	Three months ended June 30,		Six months ended June 30,
Lindero Mine	2021	2020	2021	2020
Cash cost applicable	12,728	-	26,339	-
Export duties and mining taxes	1,801	-	5,382	-
General and administrative expenses (operations)	1,478	-	2,616	-
Adjusted operating cash cost	16,007	-	34,337	-
Sustaining capital expenditures[1]	6,615	-	10,655	-
Brownfields exploration expenditures[1]	351	-	442	-
All-in sustaining cash cost	22,973	-	45,434	-
All-in cash cost	22,973	-	45,434	-
Ounces of gold sold	18,924	-	40,213	-
All-in sustaining cash cost per ounce of gold sold	1,214	-	1,130	-
All-in cash cost per ounce of gold	1,214	-	1,130	-

1 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The Company uses the financial measure of “free cash flow from ongoing operations” to supplement information in its condensed interim consolidated financial statements. Free cash flow from ongoing operations is defined as cash provided from operating activities, including Lindero commissioning, less changes in long-term receivable sustaining capital expenditures, less current income tax expense, add back impact from adoption of new or amended accounting standards, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
		(Restated)		(Restated)
Net cash provided by operating activities	29.5	0.8	50.7	4.5
Adjustments
Roxgold transaction costs	3.5	-	3.5	-
Change in long term receivables and assets	0.0	(0.4)	(0.1)	(0.6)
Additions to mineral properties, plant and equipment	(13.8)	(3.3)	(23.2)	(8.3)
Impact of adoption in IAS 16 and Production costs	-	2.6	-	12.2
Current income tax expense	(12.2)	(4.0)	(26.2)	(10.0)
Income taxes paid	11.4	4.5	31.0	16.5
Free cash flow from ongoing operations	18.5	0.2	35.8	14.3

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its condensed interim consolidated financial statements. Adjusted net income is defined as net income (loss) for the period adding back foreign exchange losses and other expenses and subtracting investment income related to the Lindero Mine and other non-cash items. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

Fortuna | 25

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The following table presents a reconciliation of the adjusted net income for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	16.2	(5.7)	42.6	(10.2)
Adjustments, net of tax:
Community support provision and accruals[1]	0.1	-	0.1	(0.1)
Foreign exchange loss, Lindero Mine[2]	0.5	2.7	2.6	6.0
Share of loss from associates	-	-	-	0.1
Investment income	-	(2.2)	-	(3.3)
Roxgold transaction costs	3.5	-	3.5	-
Other non-cash items	1.2	0.1	0.2	0.2
Adjusted net income (loss)	21.5	(5.1)	49.0	(7.3)

1 Amounts are recorded in Cost of sales

2 Amounts are recorded in General and Administration

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

The following table presents a reconciliation of Adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
Consolidated	2021	2020	2021	2020
Net income (loss)	16.2	(5.7)	42.6	(10.2)
Adjustments:
Community support provision and accruals	(0.1)	-	(0.1)	(0.1)
Inventory adjustment	-	0.1	(0.1)	-
Foreign exchange loss, Lindero Mine	0.5	2.7	2.6	6.0
Net finance items	2.1	0.3	4.6	0.7
Depreciation, depletion, and amortization	20.5	8.9	39.7	20.4
Income taxes	12.0	6.2	25.3	13.3
Share of loss from associates	-	-	-	0.1
Investment income	-	(2.2)	-	(3.3)
Other non-cash items	3.7	(0.9)	1.1	(1.5)
Adjusted EBITDA	54.9	9.4	115.7	25.4

	Three months ended June 30,		Six months ended June 30,
San Jose Mine	2021	2020	2021	2020
Net income	15.9	5.5	32.4	8.6
Adjustments:
Inventory adjustment	-	0.1	(0.1)	-
Net finance items	0.1	-	0.2	-
Depreciation, depletion, and amortization	7.8	5.3	15.9	12.9
Income taxes	7.2	5.2	16.0	10.2
Other non-cash items	0.9	(0.1)	0.8	(0.3)
Adjusted EBITDA	31.9	16.0	65.2	31.4

Fortuna | 26

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

	Three months ended June 30,		Six months ended June 30,
Caylloma Mine	2021	2020	2021	2020
Net income (loss)	4.0	(1.6)	9.1	(3.7)
Adjustments:
Community support provision and accruals	(0.1)	-	(0.1)	(0.1)
Net finance items	0.1	0.1	0.2	0.2
Depreciation, depletion, and amortization	3.6	3.6	8.1	7.5
Income taxes	3.0	0.3	6.0	0.6
Other non-cash items	0.6	(0.6)	(0.2)	(1.2)
Adjusted EBITDA	11.2	1.8	23.1	3.3

	Three months ended June 30,		Six months ended June 30,
Lindero Mine	2021	2020	2021	2020
Net income (loss)	6.7	(0.6)	17.5	(2.9)
Adjustments:
Foreign exchange loss	0.5	2.7	2.6	6.0
Net finance items	(0.1)	-	0.1	-
Depreciation, depletion, and amortization	9.1	-	15.5	-
Income taxes	0.5	-	1.3	-
Investment income	-	(2.2)	-	(3.3)
Other non-cash items	(0.5)	-	(1.2)	-
Adjusted EBITDA	16.2	(0.1)	35.8	(0.2)

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

AMENDMENTS TO ACCOUNTING STANDARDS THAT HAVE BEEN ISSUED

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a significant effect on the Company’s interim financial statements.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risk in relation to the timing of completion of ramp up in production at the Lindero Mine; operational risks related to the spread of the COVID-19 pandemic; political risks, exchange rate and capital controls risk, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2020, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business. Subsequent to the filing of the Annual Information Form, the Company completed the business combination of Roxgold on July 2, 2021. While many of the risks and uncertainties in the Company’s Annual Information Form also apply to Roxgold’s business, additional material risks and uncertainties specific to Roxgold’s business are set out below under the sub-heading “Risks Associated with the Roxgold Transaction”.

Fortuna | 27

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company currently conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

The majority of the Company’s production and revenue to June 30, 2021 was derived from its operations in Peru, Mexico, and Argentina, following the completion of the business combination with Roxgold on July 2, 2021, it is expected that revenues will also be derived from Burkina Faso. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Peru has recently undergone a period of heightened political instability. A general presidential election was held on April 11, 2021 which resulted in a run-off election on June 6, 2021 between the top two candidates. Pedro Castillo was declared President elect on July 19, 2021 and took office on July 28, 2021. The risk exists that the new government could make changes to the constitution or government policies that alter laws regulating the mining industry. A change in government policy or the modification of existing laws and regulations that affect the Company’s operations could have a material adverse impact on the Caylloma mine.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results, and industry practices.

Fortuna | 28

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries, or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and Risks Related to the Ramp up in Production at the Lindero Mine

The Company is subject to inherent uncertainties and risks related to the ramp up in production at the Lindero Mine, the principal of which include: delays associated with contractors, delays in foreign vendor support gaining access to the mine site, budget overruns due to changes in costs of fuel, labour, power, materials and supplies, inflation and exchange rate risks, and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet development and production schedules, and cost estimates for the Lindero Mine cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Mine, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates, or material increases in costs due to increases in foreign exchange rates; continuation of capital controls imposed in Argentina; imposition of exchange control restrictions; and delays in obtaining the value added tax refunds, could have an adverse impact in future cash flows, profitability, results of operations, and the financial condition of the Company.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Fortuna | 29

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Each of the Company’s mining projects requires an environmental impact authorization (the “EIA”) or similar environmental permit. The Company’s EIA for the San Jose Mine was issued in 2009. A resolution was issued by the Federal Attorney for the Environmental Protection Office (PROFEPA) in 2017 which identified certain irregularities, and also breaches of the EIA relating to the as-built infrastructure of the mine. The Company completed the work necessary to remedy the irregularities and breaches and in 2019 paid a fine of approximately $130,000. The Company filed an environmental impact manifestation (“MIA”) with the Secretary of Environment and Natural Resources (“SEMARNAT”) to regularize same, which was denied by SEMARNAT effective July 13, 2021. The Company has filed an appeal and is working with the authority to provide additional clarifications with a plan to file a revised MIA with SEMARNAT in August 2021. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Uncertainties and Risks Relating to COVID-19

The outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020 and has resulted in a wide spread global health crisis. The novel strain of COVID-19 emerged from China and spread to other countries including Peru, Mexico, Argentina and Canada, the countries in which the Company operates. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity.

During the three and six months ended June 30, 2021, Argentina suffered a surge of COVID-19 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero.

The COVID-19 infection rate at Lindero increased during the second quarter and had a significant impact on the operation´s performance as 163 personnel tested positive, representing 18 percent of the workforce. During the quarter, the Company intermittently voluntarily suspended onsite operations for a total of 16 days which directly impacted ramp up progress and reduced the amount of ore delivered to the heap leach pad. Strict government mandated travel restrictions have led to disruptions in the hiring and movement of skilled personnel and delays in access to foreign vendor support, which resulted in higher mechanical downtime leading to lower tonnes of processed ore being delivered to the leach pad. While the Company has implemented enhanced protocols to help prevent the spread of COVID-19, there can be no assurance that further outbreaks will not occur.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 in the countries in which it operates could have a material adverse impact on: the Company’s workforce; production at the Company’s mines, including final ramp up in commercial production at the Lindero Mine; the continued operation of its mines and exploration projects; its ability to transport and sell concentrates and doré could likewise be restricted; any of which would have an effect on the Company’s financial condition.

Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variants of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company and its business.  Until the number of cases and death rate start to flatten the curve and decline, and vaccines are readily available, there is no certainty that governments may not mandate another round of extreme measures, which could include the suspension of business activities, including mining, which would have an adverse impact on our business and operations.

Fortuna | 30

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

In addition, COVID-19 has caused: volatility in commodity prices (including gold, silver, lead, and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed, and in the price of the Company’s securities. The continued adverse effects of the spread of COVID-19 if not contained, could impact the Company’s ability to raise capital or refinance the Company’s debt obligations in the future, which may have a material adverse effect on the business, operations, and financial condition of Company.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community. Despite these measures, there can be no assurance that such measures will be successful.

Risks Associated with the Integration of the Company and Roxgold

The completion of the business combination of Roxgold is expected to result in among other benefits, a combination of quality assets resulting in increased gold production; a complementary and diversified portfolio of assets in West Africa and the Americas; multiple brownfields and greenfields options across the Americas and West Africa, and a low-cost platform of precious metals production and growth. The ability of the Company to realize the benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from integrating Roxgold's business. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Company, and from operational matters during this process.

In addition, the integration process could result in the disruption of existing relationships with suppliers, employees, customers and other constituencies of Fortuna and Roxgold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the acquisition. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the acquisition. Any inability of management to successfully integrate the operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks of Operating in West Africa

Certain of our operations are currently conducted in West Africa, with its the Yaramoko Mine in Burkina Faso and the Séguéla Gold Project in Côte d’Ivoire, and as such as is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic and other risks and uncertainties. The Company is subject to risks associated with operating in West Africa with its Yaramoko Mine in Burkina Faso and the Séguéla Gold Project in Côte d’Ivoire. These risks and uncertainties include but are not limited to: civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems.

Fortuna | 31

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Any of the above events could delay or prevent the Company from operating, developing or exploring its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the advanced exploration Séguéla Gold Project is located in in Côte d’Ivoire. Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups. While additional measures have been implemented in response to ensure the security of its various assets, personnel and contractors, and the Company continues to cooperate with regional governments, their security forces and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at June 30, 2021 and December 31, 2020 is as follows:

As at	June 30, 2021	Dec 31, 2020
Cash and cash equivalents	121.8	131.9
Derivative assets	1.6	-
Accounts receivable and other assets	72.7	76.6
Other non-current receivables	42.5	6.4
	238.6	214.9

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

Fortuna | 32

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at June 30, 2021:

Metal	Change	Effect on Sales
Silver	+/-10%	1.9
Gold	+/-10%	0.8
Lead	+/-10%	0.4
Zinc	+/-10%	0.3

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

●	zero-cost collars for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;

●	zero-cost collars for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

●	zero-cost collars for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

●	forward swaps for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and

●	forward swaps for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collars for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly beginning on February 1, 2021 to December 31, 2022.

The zinc, lead, and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

During the three months ended June 30, 2021 the Company recognized $1,840 thousand of realized losses and $107 thousand of unrealized gains. For the six months ended June 30, 2021 the Company recognized $955 thousand of realized losses on settlement of swaps and $751 thousand of unrealized gains (six months ended June 30, 2020 – nil and nil, respectively) from changes in the fair value of the open positions.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at June 30, 2021:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/-10%	0.7
Peruvian soles	+/-10%	0.7
Argentine pesos	+/-10%	1.6
Canadian dollars	+/-10%	1.1

Fortuna | 33

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Due to the volatility of the exchange rate for Argentine pesos, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the capital controls are in effect when the Lindero Mine reaches commercial production, the Company will be required to convert the equivalent value into Argentine peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at June 30, 2021 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos
Cash and cash equivalents	14.6	2.9	43.3	6.4
Marketable securities	1.2	-	-	-
Trade and VAT receivables	0.2	0.9	159.6	2,590.2
Income tax receivable	-	0.3	-	-
VAT - long term receivable	-	-	70.9	-
Trade and other payables	(1.7)	(25.8)	(231.9)	(792.6)
Provisions, current	-	-	(4.8)	(81.2)
Income tax payable	-	(9.4)	(132.7)	-
Other liabilities	-	-	(5.3)	-
Provisions, non current	-	-	(60.9)	-
Total foreign currency exposure	14.3	(31.1)	(161.8)	1,722.8
US$ equivalent of foreign currency exposure	11.6	(8.0)	(8.2)	18.0

Figures may not add due to rounding.

As at December 31, 2020 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos
Cash and cash equivalents	1.4	9.7	3.1	2.3
Marketable securities	1.3	-	-	-
Trade and VAT receivables	0.1	3.6	108.6	3,281.8
Income tax receivable	-	6.9	-	-
VAT - long term receivable	-	-	67.5	-
Trade and other payables	(17.8)	(28.0)	(311.7)	(764.3)
Due to related parties	-	-	-	-
Provisions, current	(0.1)	0.1	(4.9)	(77.5)
Income tax payable	-	(0.3)	(297.1)	-
Other liabilities	(0.2)	-	(5.2)	-
Provisions, non current	-	(0.8)	(67.1)	-
Total foreign currency exposure	(15.3)	(8.8)	(506.8)	2,442.3
US$ equivalent of foreign currency exposure	(12.0)	(2.4)	(25.4)	29.1

Figures may not add due to rounding.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any. See also Liquidity and Capital Resources.

Fortuna | 34

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

As at June 30, 2021, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at June 30, 2021
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	60.5	-	-	-	60.5
Debt	120.0	-	46.0	-	166.0
Income taxes payable	17.8	-	-	-	17.8
Lease obligations	5.0	5.9	4.0	13.5	28.4
Other liabilities	-	1.6	-	-	1.6
Capital commitments, Lindero	0.4	-	-	-	0.4
Closure and reclamation provisions	1.0	3.8	11.5	21.7	38.0
Total	204.7	11.3	61.5	35.2	312.7

Figures may not add due to rounding

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These restrictions currently remain in place and the Argentine Government has not set an expiry date for these restrictions. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine pesos; and restricting the sale of Argentine pesos for foreign currency.

In September 2020, the Argentine Central Bank approved a new resolution which requires companies to restructure sixty percent of any individual debt exceeding $1.0 million, which has at least a two-year term and is maturing between October 15, 2020 and March 31, 2021. However, this resolution does not apply to intercompany debt and the Company does not hold any external debt at Lindero.

The Argentine Central Bank has also issued a temporary measure in effect until December 31, 2021, which requires the consent of the Central Bank to the repayment of certain types of intercompany loans. There can be no assurance that the temporary measure will not be extended.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

As at	June 30, 2021	Dec 31, 2020
Equity	770.5	725.8
Debt	159.5	158.6
Lease obligations	16.7	19.5
Less: cash and cash equivalents	(121.8)	(131.9)
	824.9	772.0

Figures may not add due to rounding

Fortuna | 35

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

As discussed above, the Company operates in Argentina where the Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at June 30, 2021 and December 31, 2020, the Company was in compliance with its debt covenants. See also Liquidity and Capital Resources.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on the Company’s LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. As at June 30, 2021, the Company has outstanding an interest rate swap as a hedge on the $40 million non-revolving credit facility to mitigate the interest rate risk on our debt.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Many of the amounts included in the condensed interim consolidated financial statements require management to make estimates, assumptions, and judgements. These estimates, assumptions, and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs, or metallurgical recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2020 we have used the following long-term prices for our mineral reserve and mineral resource estimations: gold $1,600/oz, silver $21/oz, lead $2,000/t and zinc $2,270/t.

Fortuna | 36

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 4(g)(i) to the audited consolidated financial statements for 2020.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Fortuna | 37

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the condensed interim consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the condensed interim consolidated financial statements until virtually certain.

In January 2020, the Company received notice from the Dirección General de Minas (“DGM”) seeking to cancel one of the Company’s mining concession at the San Jose Mine in Oaxaca, Mexico if a disputed royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In early February 2020, the Company began legal proceedings (the “Amparo Proceedings”) to contest the initiation of the cancellation procedure taken by the DGM on the Company’s mining concession, if the royalty claimed by the Mexican Geological Service (the “SGM”) was not paid (refer to Fortuna news releases dated January 29 and March 5, 2020). Effective May 27, 2021, the DGM provided notice to the Company of the termination of the cancellation procedure, as it had determined that the required cause for cancellation of the concession was not established.   As a result, the Company discontinued the Amparo Proceedings in the Collegiate Court in Mexico. Further, on advice received from Mexican counsel, the Company withdrew the administrative and legal proceedings that it had initiated in the Mexican Federal Administrative Court to remove reference to the royalty on the title register. The withdrawal does not mean that the dispute relating to the royalty is resolved but was recommended in this legal process. The Company may recommence the action if necessary. The Company is now currently engaged in discussions with the SGM to reach an agreement to the satisfaction of both parties with respect to the royalty claim.

The Company has determined that it is possible that an outflow of resources will occur, however, the outcome is subject to a successful negotiation which is uncertain at this time, therefore no provision has been recorded as at June 30, 2021 and December 31, 2020.

CRITICAL ACCOUNTING JUDGEMENTS IN APPLYING THE ENTITY’S ACCOUNTING POLICIES

Judgements that have the most significant effect on the amounts recognized in the Company’s condensed interim consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Fortuna | 38

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as at December 31, 2020.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

Fortuna | 39

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

•	the potential impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;

•	the Company’s ability to manage challenges presented by COVID-19;

•	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;

•	escalation of travel restrictions resulted from COVID-19;

•	production rates and forecasted production for 2021 at the Company’s mines;

•	forecasted total cash costs and all-in sustaining costs at the Company’s mines;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfields exploration programs;

•	the Company’s planned capital expenditures and brownfields exploration at each of the Company’s mines;

•	the anticipated timing for the completion of the ramp up in production at the Lindero Mine;

•	the final budgeted construction cost for the Lindero Mine;

•	the ability to successfully integrate the acquisition of Roxgold into the operations of the Company;

•	undisclosed risks and liabilities relating to the acquisition of Roxgold and the loss of key employees related to same;

•	risks that the anticipated benefits of the Roxgold acquisition will not be realized or fully realized;

•	the anticipated timing for the construction decision at the Séguéla Gold Project;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	the entering into of a new credit facility;

•	litigation matters;

•	complying with anti-corruption laws and internal controls;

•	estimated mine closure costs; and

•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;

•	uncertainty relating to capital and operating costs, production schedules and economic returns;

•	uncertainty and risks related to the ramp up in production at the Lindero Mine;

•	uncertainty relating to new mining operations and development projects such as the Lindero Mine and the Séguéla Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;

•	risks that the anticipated benefits of the Roxgold acquisition will not be realized or fully realized;

•	risks associated with mineral exploration and project development;

•	uncertainty relating to the repatriation of funds as a result of currency controls;

Fortuna | 40

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

•	environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims;

•	uncertainty relating to nature and climate conditions;

•	risks associated with political instability and changes to the regulations governing the Company’s business operations;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;

•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;

•	developing and maintaining good relationships with local communities and stakeholders;

•	risks associated with losing control of public perception as a result of social media and other web-based applications;

•	potential opposition of the Company’s exploration, development and operational activities;

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	substantial reliance on the Caylloma Mine, the San Jose Mine, the Lindero Mine and the Yaramoko Mine for revenues;

•	property title matters;

•	risks relating to the integration of businesses and assets acquired by the Company;

•	impairments;

•	risks associated with climate change legislation;

•	reliance on key personnel;

•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;

•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;

•	adequacy of insurance coverage;

•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;

•	operational safety and security risks;

•	risks related to the foreign corrupt practices regulations and anti-bribery laws;

•	potential legal proceedings to which it is a party;

•	the Company is subject to any adverse ruling in any of the litigation;

•	uncertainties relating to general economic conditions;

•	risks relating to a global pandemic, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;

•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites in light of government restrictions;

•	possible future suspensions of operations at the mine sites or the Lindero Mine related to COVID-19;

•	the Company’s ability to manage the various challenges (both anticipated and not) presented by COVID-19 to its business, operations and financial condition;

•	competition;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	fluctuations in currency exchange rates;

•	failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business;

Fortuna | 41

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

•	there can be no assurance that the Company will be able to enter into a new credit facility and replace the existing Credit Facility on terms acceptable to it, or at all;

•	tax audits and reassessments;

•	risks relating to hedging;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	sufficiency of monies allotted by the Company for land reclamation;

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;

•	risks related to the volatility of the trading price of the Company’s common shares and the Company’s Debentures (as defined herein);

•	dilution from further equity or convertible debenture financings; and

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;

•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;

•	uncertainty relating to the Company’s ability to pay dividends in the future;

•	risks relating to the market for the Company’s securities;

•	risks relating to the Debentures of the Company; and

•	uncertainty relating to the enforcement of U.S. judgments against the Company.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	the ability to successfully integrate the operations of Roxgold into the operations of the Company;

•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

•	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;

•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of COVID-19 or otherwise that would impair their ability to provide goods and services;

•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Fortuna | 42

Fortuna Silver Mines Inc.	(in US Dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

Reserve and resource estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure referred to herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this Management’s Discussion and Analysis may not be comparable to similar information disclosed by U.S. companies.

Fortuna | 43